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Milan

Attention:	Tracie Mariner
Daniel Gordon
David Gessert
Irene Paik

Re:	Alpha Tau Medical Ltd.
Registration Statement on Form F-4
Filed on October 18, 2021
File No. 333-258915

Ladies and Gentlemen:

On behalf of Alpha Tau Medical Ltd. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 11, 2021 (the “Comment Letter”) with respect to the Amendment to the Registration Statement on Form F-4 filed with the Commission by the Company on October 18, 2021 (the “Amendment No. 1”). Concurrently with the filing of this letter, the Company is hereby submitting the Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to Amendment No. 2. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4

Cover Page

1.

We note the revisions you made on the cover page and page 4, under “Merger Consideration,” in response to prior comments 1 and 10, respectively, with respect to the sponsor’s total potential ownership interest in the combined company following the completion of the business combination. Please revise to include the 1.4% potential ownership interest attributable to sponsor’s conditional equity interest in the total percentage of Alpha Tau ordinary shares he is expected to own.

December 1, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and pages 4, 18 and 228 of Amendment No. 2.

Industry and Market Data, page iii

2.

We note the revisions you made on page iii in response to prior comment 3. We further note you assume liability for the accuracy and completeness of the market and industry information included in your registration statement but appear to disclaim liability for an investor’s reliance on such information because you have not independently verified the market and industry data. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page iii of Amendment No. 2.

Summary, page 1

3.

We note the revisions made in response to prior comment 8 and we reissue the comment. Please revise throughout to remove any inference regarding regulatory approval or the safety, tolerability and efficacy of your product candidates or explain to us why these statements are appropriate given the stage of your product candidates. We note, by way of example, the statements that your Alpha DaRT technology is being developed “as a highly potent, yet uniquely conformal” therapy on page 1 and elsewhere in the prospectus and that you expect your recently granted Breakthrough Device Designations for the use of Alpha DaRT in treating SCC of the skin and oral cavity without curative standard of care and in treating recurrent Glioblastoma Multiforme as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted will support priority review of potential marketing applications in the U.S. as well as additional reimbursement pathways in these indications.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 2, 142, 151-155, 158, 166, 167, 182-185 and 208-209 of Amendment No. 2.

4.

We note your response to prior comment 9 and we reissue the comment. Complete response is an important endpoint evidencing clinical benefit. To the extent known, please also disclose the complete response rate observed in your clinical trials involving superficial lesions where the Alpha DaRT treatment has been administered to over 90 lesions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 2, 142, 143, 151, 152, 161, 164, and 175 of Amendment No. 2 to disclose the complete response rate observed in the Company’s clinical trials involving superficial lesions.

December 1, 2021

Background of the Business Combination, page 112

5.

We note the revisions you made in response to prior comments 17 and 19. Please expand your disclosure on page 115 to describe the valuation of publicly traded companies that also use alpha radiation or device-based therapies that the HCCC board of directors considered. Investors should have access to such valuation analysis in addition to your reasons for not relaying on it. Further, with reference to your disclosure on page 116, expand to describe the factors accounting for the difference between the $600 million pre-money valuation of Alpha Tau and minimum cash condition of $150 million proposed by HCCC’s board and the $644 million pre-money valuation of Alpha Tau and minimum cash requirement to $280 million proposed by Alpha Tau’s board.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 115 and 116 of Amendment No. 2.

6.

We note the revisions you made in response to prior comment 18. Please expand your disclosure on page 117 to discuss how the need to obtain additional financing, including the PIPE Investment, and the terms of the PIPE transactions were determined.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 117 and 118 of Amendment No. 2.

Conditions to Closing of the Transaction, page 134

7.

We note your response to prior comment 20. Please revise your disclosure under this heading to specifically identify each condition that is legally permitted to be waived and the party who may waive such condition.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 136-138 of Amendment No. 2.

Our Commercialization Strategies, page 185

8.

We note your response to prior comment 22 and reissue the comment. We further note that Meir Jakobsohn, a director of yours, is the Chief Executive Officer and chairman of the board of directors of Medison Pharma Ltd. Please expand your disclosure to describe the material terms of the arrangements with Medison Pharma Ltd. and its affiliates to lead the potential commercialization of the Alpha DaRT in Canada and Israel and file the agreements as exhibits to your registration statement. Alternatively, provide an analysis supporting your beliefs that Item 601(b)(10)(ii)(A) and (B) do not apply. With respect to your analysis of Item 601(b)(ii)(B), please address the fact that the Medison Pharma agreement relates to a sales and marketing agreement in the only jurisdiction in which you currently have marketing approval and any provisions in the agreements relating to the timing of any sales and marketing efforts.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the arrangements with Medison Pharma Ltd. (“Medison”) and its affiliates with respect to the distribution of the Alpha DaRT in Canada and Israel (the “Medison Term Sheets”) are not required to be filed as material contracts under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii) of Regulation S-K requires that contracts, even if made in the ordinary course of business, be filed as exhibits to a registration statement, in a number of circumstances, including situations where such contracts are (A) “contract[s] to which directors, officers,

December 1, 2021

promoters, voting trustees, security holders named in the registration statement or report, or underwriters . . . are parties” or (B) “[a] contract upon which the registrant’s business is substantially dependent,” except where such contracts are “immaterial in amount or significance.”

The Company advises the Staff that it believes that Medison Term Sheets do not require filing under Item 601(b)(10)(ii) of Regulation S-K because they are (i) the kind of contract that ordinarily accompanies the Company’s business and are (ii) immaterial in amount and significance to the Company.

The Company respectfully advises the Staff that the Medison Term Sheets were entered into in the ordinary course of business. In a number of non-core markets, the Company does not intend to distribute its products, if approved, by itself, and thus, as part of its routine and ordinary operations, intends to enter into numerous distribution agreements in various jurisdictions throughout the world related to the potential commercialization of the Alpha DaRT. Additionally, the Company notes that contracts for the distribution of products are the kinds of contracts that regularly accompany similar businesses.

The Company respectfully submits that the Medison Term Sheets are both (i) immaterial in significance and (ii) not contracts upon which the Company’s business is substantially dependent. While the Medison Term Sheets provide a framework for potential distribution arrangements in Canada and Israel, the Company does not view its business as substantially dependent on those arrangements. Neither of these jurisdictions are material (or priority) with regards to the Company’s overall commercialization plans. The Company did indeed receive marketing approval for the Alpha DaRT in Israel in August 2020 for the treatment of SCC of the skin or oral cavity. However, as disclosed on page 186 of Amendment No. 2, the Company is not currently pursuing, nor does it intend to pursue, commercialization of the Alpha DaRT in Israel or Canada in the near future, as evidenced by the lack of any commercialization efforts (including a lack of efforts to negotiate and enter into a definitive distribution agreement with Medison) in Israel since receiving such marketing authorization in August 2020. Based on the Company’s current plans, the earliest timeframe in which the Company would consider commercializing the Alpha DaRT in Canada and/or Israel is multiple years away and would only follow the receipt of marketing authorization and third-party payor coverage and reimbursement in the United States, which the Company views as its primary market, as disclosed on page 186 of Amendment No. 2. The Company is choosing to prioritize commercialization in the United States over other markets due to potential size of the addressable market in the United States as compared to other markets.

Further, the Medison Term Sheets were entered into a number of years ago and, while they do contain some commercial terms, they are not comprehensive and are meant to simply lay out the framework for the Company to negotiate definitive business terms with Medison at a future uncertain date, once the Company has determined to actively pursue commercialization in Israel or Canada, as the case may be. In further demonstrating that the Medison Term Sheets are immaterial and not a substantial dependency for the Company’s business, the Company notes to the Staff in particular that the Medison Term Sheet with respect to Israel was signed in 2016, and while more than five years have passed since then, and the Company has received marketing approval for the Alpha DaRT in Israel in August 2020 for the treatment of SCC of the skin or oral cavity, no efforts have been made to negotiate and enter into a definitive distribution agreement with Medison nor have any commercialization efforts in Israel been initiated.

December 1, 2021

As such, the company views the Medison Term Sheets as being both “immaterial in amount or significance” to the Company and not of the type which the Company’s business is “substantially dependent” on and thus not required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.

Further, while the Company acknowledges that Meir Jakobsohn, a director of the Company, is the Chief Executive Officer and chairman of the board of directors of Medison Pharma Ltd, and Item 601(b)(10)(ii)(A) generally requires the filing of, “Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters . . . are parties”, even when made in the ordinary course of business (as the Medison Term Sheets were), because the Medison Term Sheets are immaterial in significance to the Company for the reasons described above, the Company respectfully submits to the Staff that the Medison Term Sheets are thus not required to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K either.

9.	We note your revisions in response to prior comment 25. Please revise to address the following:

•

Noting your disclosure on page 269 that your material tax considerations disclosure “assumes that Alpha Tau will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code,” revise to provide counsel’s opinion as to whether Alpha Tau will be treated as a U.S. or a foreign corporation under Section 7874;

•

With reference to your disclosure in two places on page 270 under “Tax Consequences of the Business Combination Under Section 368(a) of the Code” that securityholders “are urged to consult their tax advisors” regarding the tax effect of the transactions. Such statement appears to be an inappropriate disclaimer as investors are entitled to rely on the opinion expressed. Please remove the statement; and

•

Under “Passive Foreign Investment Company Rules,” disclose whether Alpha Tau believes it will be a PFIC in 2021, or advise. If Alpha Tau does believe it is likely a PFIC in 2021, revise so that the disclosure/opinion concerning the tax consequences under “U.S. Federal Income Tax Considerations of Ownership and Disposition of Alpha Tau Ordinary Shares and Alpha Tau Warrants” is not subject to the PFIC rules or Alpha Tau’s not being treated as a PFIC as disclosed on page 274.

Additionally, revise the Q&A, Summary and Risk Factors sections accordingly. Refer to Section III of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the inquiry as to whether the application of Section 7874 of the Code will cause the Company to be treated as a U.S. corporation for U.S. federal income tax purposes is highly fact-intensive, and whether the ownership test has been satisfied can only be finally determined after completion of the business combination, by which time there may have occurred adverse changes to the relevant facts and circumstances. Nevertheless, the Company has performed an analysis as to the

December 1, 2021

Section 7874 consequences of the business combination, based on which the Company expects that it will not be treated as a U.S. corporation. The disclosure beginning on pages 269 and 270 of Amendment No. 2 in the section titled “Tax Residence of Alpha Tau for U.S. Federal Income Tax Purposes” has drafted in a manner consistent with recent precedent transactions of a similar nature.

The Company further wishes to advise the Staff that with reference to the disclosure in two places on page 270 of Amendment No. 1 under “Tax Consequences of the Business Combination Under Section 368(a) of the Code”, the Company has revised the disclosure on page 272 of Amendment No. 2 to remove both of the prior statements urging security-holders to consult with their tax advisors.

Finally, in response to the Staff’s comment, the Company wishes to advise the Staff that the inquiry as to whether the Company will be a PFIC in 2021 is highly fact-intensive, and whether the income and assets of the Company and its subsidiaries will cause the Company to be treated as a PFIC for the 2021 taxable year can only be finally determined after the close of the 2021 taxable year, by which time there may have occurred adverse changes to the relevant facts and circumstances. In the event the Company is treated as a PFIC for the 2021 taxable year or any subsequent taxable year, the Company will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. holders to make a QEF election with respect to the Company’s ordinary shares. The disclosure beginning on page 277 of Amendment No. 2 in the section titled “Passive Foreign Investment Company Rules” is drafted in a manner consistent with recent precedent transactions of a similar nature.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	Uzi Sofer, Chief Executive Officer, Alpha Tau Medical Ltd.
Raphi Levy, Chief Financial Officer, Alpha Tau Medical Ltd.
Joshua G. Kiernan, Latham & Watkins LLP
Eyal Orgad, Latham & Watkins LLP
Michael J. Rosenberg, Latham & Watkins LLP